UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GOLDEN GATE HOMES, INC.
(formerly “JK ACQUISITION CORP.”)
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

381047 10 9
(CUSIP Number)

Tim Wilkens
P.O. Box 2490
Napa, California 94558
707-255-9890
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 7, 2011
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 381047 10 9

1)		Names of Reporting Person

Tim Wilkens
S.S. or I.R.S. Identification No. of Above Person (entities only)

2)		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3)		SEC Use Only

4)		Source of Funds:
AF

5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6)		Citizenship or place of Organization:
USA

	(7)	Sole Voting Power
Number of Shares Beneficially owned by Each Reporting Person With		-0-

	(8)	Shared Voting Power
-0-

	(9)	Sole Dispositive Power
-0-

	(10)	Shared Dispositive Power
-0-

11)		Aggregate Amount Beneficially Owned by Each Reporting Person:
-0-

12)		Check if the Aggregate Amount in Row (11) excludes certain shares:
[ ]

13)		Percent of Class Represented by Amount in Box (11):
0.0%

14)		Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No. 381047 10 9

1)		Names of Reporting Person

The Wilkens 2000 Trust
S.S. or I.R.S. Identification No. of Above Person (entities only) 20-7307006

2)		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3)		SEC Use Only

4)		Source of Funds:
OO

5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6)		Citizenship or place of Organization:
USA

	(7)	Sole Voting Power
Number of Shares Beneficially owned by Each Reporting Person With		-0-

	(8)	Shared Voting Power
-0-

	(9)	Sole Dispositive Power
-0-

	(10)	Shared Dispositive Power
-0-

11)		Aggregate Amount Beneficially Owned by Each Reporting Person:
-0-

12)		Check if the Aggregate Amount in Row (11) excludes certain shares:
[ ]

13)		Percent of Class Represented by Amount in Box (11):
0.0%

14)		Type of Reporting Person
OO

SCHEDULE 13D

CUSIP No. 381047 10 9

1)		Names of Reporting Person

The Wilkens 2003 Trust S.S. or I.R.S. Identification No. of Above Person (entities only) 20-7307007

2)		Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3)		SEC Use Only

4)		Source of Funds:
OO

5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
N/A

6)		Citizenship or place of Organization:
USA

	(7)	Sole Voting Power
Number of Shares Beneficially owned by Each Reporting Person With		-0-

	(8)	Shared Voting Power
-0-

	(9)	Sole Dispositive Power
-0-

	(10)	Shared Dispositive Power
-0-

11)		Aggregate Amount Beneficially Owned by Each Reporting Person:
-0-

12)		Check if the Aggregate Amount in Row (11) excludes certain shares:
[ ]

13)		Percent of Class Represented by Amount in Box (11):
0.0%

14)		Type of Reporting Person
OO

PURPOSES OF AMENDMENT

This Amendment No. 1 to Schedule 13D supplements and amends an initial Schedule 13D filed on January 15, 2010 (the "Initial Statement") by GGH, Inc. (formerly “Golden Gate Homes, Inc.”), Steven Gidumal, Brandon Birtcher and Tim Wilkens. This Amendment No. 1 is being filed to report (a) a change in the form of Mr. Wilkens' beneficial ownership due to the distribution, on October 7, 2011, of all of the shares of common stock (the “Common Stock”) of Golden Gate Homes, Inc., a Delaware corporation (the “Company”) held by GGH, Inc. to Messrs Gidumal, Birtcher, and two trusts of which Mr. Wilkens is the trustee, namely the Wilkens 2000 Trust and the Wilkens 2003 Trust (collectively, the “Trusts”), (b) the Trusts' receipt on October 7, 2011 of the shares distributed to them and (c) the sale on June 18, 2013 by the Trusts of all of such shares distributed to them.   Commencing with this Amendment No. 1 and continuing into the future, any changes in the beneficial ownership requiring further reporting will be reported separately by Mr. Wilkens or one or both of the Trusts (as the case may be) and not in conjunction with Messrs. Gidumal or Birtcher, or anyone else.

ITEM 2.  Identity and Background

Item 2 of the Initial Statement is being amended to read in its entirety as follows:

“Item 2(a)                      Name:

This Statement is filed by (i) Tim Wilkens, and (ii) the Wilkens 2000 Trust, and the Wilkens 2003 Trust (collectively, the “Trusts”).  Mr. Wilkens and the Trusts are singly referred to hereinafter as a "Reporting Person" and collectively as the "Reporting Persons."  Mr. Wilkens serves as the sole trustee of each of the Trusts.  As such, Mr. Wilkens has the power over all voting and investment decisions of the Trusts, and therefore may be deemed to share beneficial ownership of any shares deemed beneficially owned by the Trusts.  However, Mr. Wilkens disclaims any beneficial ownership of any shares held in the name of the Trusts.

Item 2(b)                      Residence or business address:

The principal business address of each Reporting Person is P.O. Box 2490, Napa, California 94558.

Item 2(c)                      Principal occupation:

Mr. Wilkens is the Company’s Chairman of the Board and Chief Executive Officer.  For the past 14 years, Mr. Wilkens has served as President of Great Western Holdings, Inc.  Great Western Holdings, Inc. is a business that is the western United States development partner for Wyndham Worldwide, and in the past has partnered or been approved as a partner for Fairmont Hotels, Marcus Hotels and Shell Vacations.  From March 2010 until August 2011, Mr. Wilkens served as Chief Executive Officer and as a director of the Company.  Mr. Wilkens has been involved in residential and commercial property development since the early 1980s.  He has developed projects in the Lake Tahoe area, Napa County and Sonoma County.   His projects have included class A office developments, residential housing, multifamily housing, hotels, resorts and fractional housing.  Mr. Wilkens led several successful ventures that purchased distressed real estate in Texas from 1987 to 1990.  Mr. Wilkens has a University Teaching Credential issued by the State of California and has studied at San Jose State University and also at the University of California at Berkeley.

Each of the Trusts is an entity that holds assets on behalf of its beneficiary.

Item 2(d)                      Convictions:

During the last five years, no Reporting Person has been convicted in a criminal proceeding.

Item 2(e)                      Proceedings:

During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result of such proceeding, subjected a Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f)                      Citizenship:

Mr. Wilkens holds dual citizenship in the United States and Ireland

Each of the Trusts was formed under the laws of the State of Nevada.”

ITEM 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is being amended to read in its entirety as follows:

“The Trusts acquired the 1,173,435 shares of Common Stock (580,000 shares by the Wilkens 2000 Trust and 593,435 shares by the Wilkens 2003 Trust) giving rise to the filing of this statement directly from GGH, Inc. (formerly “Golden Gate Homes, Inc.”) on October 7, 2011, in connection with this entity’s distribution of all of its Common Stock to its stockholders without the payment of any consideration.  GGH, Inc. had previously acquired these shares in a private transaction for the payment of a per-share purchase price of $ 0.26 with the use of GGH, Inc.’s own funds.

On June 18, 2013, the Trusts sold all 1,173,435 shares of Common Stock owned by the Trusts to TA Partners, Inc., a privately held Nevada corporation (“TAP”), in a transaction involving an aggregate purchase price of $280,000 in cash and $400,000 in two promissory notes that TAP issued in favor of the Trusts. In connection with the sale of their shares of the Company’s common stock to TAP, the Trusts granted releases (the “Releases”) to TAP and the Company from any and all claims that the Trusts had or may have had arising out of, based upon, or attributable to or relating to any amount that the Trusts advanced to, or expense paid by the Trusts on behalf of, the Company.  Of the $280,000 in cash and $400,000 in Convertible Notes paid by TAP to the Trusts, $60,000 was paid in consideration for the shares of the Company’s common stock purchased from the Trusts, and the remaining consideration was paid for the Releases.”

ITEM 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is being amended to read in its entirety as follows:

“No Reporting Person owns any shares of Common Stock, and each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on June 18, 2013.  Other than the sale of all shares owned by the Trusts of which Mr. Wilkens is the trustee,no Reporting Person. has effected any transaction in or with respect to the Common Stock during the past 60 days.”

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Statement is being amended to read in its entirety as follows:

“In connection with the transaction reported above, the Trusts entered into an agreement regarding the Board of Directors of the Company.  This agreement provides that in further consideration of the Trusts sale of the shares of Common Stock to TAP described in Item 3 above, TAP will use its best efforts to cause the Company’s Board of Directors to have an even number of members, and that the nominees of the Trusts shall constitute one-half of the Company’s of the member of the Company’s Board of Directors. In connection with the transaction described in Item 3 above, Mr. Wilkens was named Chairman of the Board of Directors and Chief Executive Officer of the Company on June 18, 2013.”

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Initial Statement is being amended to read in its entirety as follows:

Exhibit Number	Exhibit Title

10.1
Agreement Regarding The Board of Directors of Golden Gate Homes, Inc. dated May 30, 2013 (but effective as of June 18, 2013, per a separate agreement) by TA Partners, Inc. in favor of The Wilkens 2000 Trust and The Wilkens 2003 Trust

Schedule I	Joint Filing Agreement dated June 20, 2013 among the signatories to this Schedule 13D.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2013

WILKENS 2000 TRUST	WILKENS 2003 TRUST

By:/S/ Tim Wilkens	By:/S/ Tim Wilkens

Name/Title: Tim Wilkens, Trustee	Name/Title: Tim Wilkens, Trustee

By: /S/ Tim Wilkens
Tim Wilkens, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
(SEE 18 U.S.C. 1001).

SCHEDULES

Schedule I                      Joint Filing Agreement dated June 20. 2013 among the signatories to this Schedule 13D.

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: June 20, 2013

WILKENS 2000 TRUST	WILKENS 2003 TRUST

By:/S/ Tim Wilkens	By:/S/ Tim Wilkens

Name/Title: Tim Wilkens, Trustee	Name/Title: Tim Wilkens, Trustee

By: /S/ Tim Wilkens
Tim Wilkens, individually